SEW CAL LOGO

www.sewcal.com

207 W. 138th STREET
LOS ANGELES, CA. 90061

(310) 352 – 3300 x309

FAX: (801) 806-7855

FAX COVER SHEET

Date: 12/04/2007

TO: SCOTT STRINGER

FAX NUMBER : 202-772-9202

FROM: RICK SONGER

Total pages including cover sheet : 1

Message:

Re: File No. 333-113223

Dear Scott,

We are requesting an extension of an additional 30 days to submit our replies to your comments and requirements stated in your November 15, 2007 letter. Please note that we are currently preparing our required 10-K for filing on December 14, 2007 at the same time and appreciate your understanding of our timeline. Our financial people have begun preparing the requested information and corrections now and of course we will submit all of our responses prior to this extension date (as soon as they are completed.)

Again, thank you for both your time and consideration in assisting us with this matter.

Sincerely,



Rick Songer